Exhibit 99.11

ELVINGER, HOSS & PRUSSEN

AVOCATS A LA COUR

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg

Luxembourg, 28 February 2012

Ladies and Gentlemen,

1.     We have acted as your counsel with respect to Luxembourg law in connection with the filing by ArcelorMittal, a société anonyme incorporated under the laws of Luxembourg with registered office at 19, Avenue de la Liberté, L-2930 Luxembourg and registered with the Luxembourg Registre de Commerce et des Sociétés (the “RCS”) under number R.C.S. Luxembourg B 82454 (the “Company”), in connection with the Company’s offering, pursuant to a registration statement on Form F-3 (No. 333-157658) (the “Registration Statement”) filed on even date herewith with the United States Securities and Exchange Commission (the “Commission”) pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), of U.S.$500,000,000 aggregate principal amount of 3.750% notes due 2015 (the “Series 2015 Notes”), U.S.$1,400,000,000 aggregate principal amount of 4.500% notes due 2017 (the “Series 2017 Notes”) and U.S.$1,100,000,000 aggregate principal amount of 6.250% notes due 2022 (the “Series 2022 Notes,” and together with the Series 2015 Notes and the Series 2017 Notes, the “Notes”).

2.     The Notes were issued under an indenture dated as of May 20, 2009 (the “Base Indenture”), a fifth supplemental indenture dated as of February 28, 2012 (the “Fifth Supplemental Indenture”) and a sixth supplemental indenture dated as of February 28, 2012 (the “Sixth Supplemental Indenture”, and together with the Base Indenture and the Fifth Supplemental Indenture, the “Indenture”) in each case between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

3.	For the purpose of this opinion, we have reviewed the following documents:

(i)	an e-mailed copy of the Registration Statement;

(ii)	a copy of the executed Indenture;

2, place Winston Churchill - B.P. 425 - L 2014 Luxembourg - T (352) 44 66 44 0 - F (352) 44 22 55 - www.ehp.lu

(iii)	copies of the executed and authenticated Notes;

(iv)	a copy of the consolidated articles of association of the Company as at January 25, 2011 (the “Articles”);

(v)	an e-mailed scanned certificate issued by the Company Secretary of the Company together with another authorised representative of the Company dated February 22, 2012, certifying that on February 6, 2012, the board of directors of the Company (the “Board of Directors”) has authorized an envelope of USD 5 billion (five billion US dollars) or its equivalent in order to raise funds in the debt capital markets, in particular via public and/or private issuances, in various currencies and markets: Europe, North America (Canada and U.S.), Brazil or Japan and consequently the signature by the Company of any agreements or documents as necessary for the proper implementation of the above mentioned authorisation (the “Officers’ Certificate”);

(vi)	an electronic certificat de non-inscription d’une decision judiciaire (certificate as to the non-inscription of a court decision) issued by the RCS on February 28, 2012 (the “RCS Certificate”) certifying that as of February 27, 2012 no court decision as to inter alia the faillite (bankruptcy), concordat préventif de faillite (moratorium), gestion contrôlée (controlled management), sursis de paiement (suspension of payments) or liquidation judiciaire (compulsory liquidation), and no foreign court decision as to faillite, concordat or other analogous procedures according to Council Regulation (EC) n°1346/2000 of 29 May 2000 on insolvency proceedings (“Regulation 1346/2000”) is filed with the RCS in respect of the Company;

(vii)	an electronic extract issued by the RCS in relation to the Company dated February 28, 2012 (the “Extract”); and

(viii)	a copy of the list of authorised signatories of the Company dated December 1, 2011 and filed with the Luxembourg RCS on December 8, 2011 (the “List of Authorised Signatories”).

Capitalized defined terms used herein shall have the meaning given thereto herein. The documents listed above under paragraphs (i) to (vi) are hereinafter referred to as the “Corporate Documents”. The Corporate Documents, the form of the Base

Indenture and the Registration Statement are hereinafter referred to as the “Documents”.

4.     We have made an enquiry on the website of the Bar of Luxembourg (Barreau de Luxembourg) (www.barreau.lu) on February 28, 2012 at 7:50 am (CET) as to whether bankruptcy proceedings against the Company have been filed with the court in Luxembourg and we have made an electronic company search on the Company on the website of the RCS on February 28, 2012 at 7:51 am CET (the “Company Search”). Our enquiries showed that no bankruptcy procedure had been filed to that time and we have received the RCS Certificate. It should be noted that such searches are subject to the disclaimers on the relevant websites and are not capable of revealing whether a writ has been served on the Company but has not yet been enrolled with the court and thus we cannot opine thereon or as to whether a writ commencing any such proceeding has been served on the Company but has not yet been enrolled with the court. The search at the RCS showed further that as at its date no compulsory liquidation procedure is pending in relation to the Company. It should be noted that notice of a winding-up order or a resolution to that effect passed may not be filed with the RCS immediately or may, even though filed, not be published on the website of the RCS immediately. Thus, we cannot opine as to whether any liquidation procedure has been initiated but not yet filed and published with the RCS.

5.     We have assumed that all copies of documents that we have reviewed conform to the originals, that all originals are genuine and complete and that each signature is the genuine signature of the individual identified as signatory on the document. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed and (ii) that the Debt Securities have been authenticated in accordance with the terms of the Base Indenture. We have also assumed that the statements made in the Officers’ Certificate are a true record of the proceedings and facts described therein, and that the resolutions described in the Officers’ Certificate were validly passed in a duly convened and constituted meeting of the Board of Directors and that such resolutions are and remain in full force and effect without modification and have not been amended, rescinded or terminated and that the information contained therein is true, complete and accurate at the date of this opinion. We have furthermore assumed that the Articles have not been amended and that the List of Authorised Signatories remains in full force and effect and has not been amended, rescinded or terminated.

6.     This opinion is confined to matters of Luxembourg law (as defined below). Accordingly, we express no opinion with regard to any system of law other than the laws of Luxembourg as they stand as of the date hereof and as such laws as of the date hereof have been interpreted in published case law of the courts of Luxembourg (“Luxembourg law”). This opinion speaks as of its date and no obligation is assumed to update this opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect his opinion in any respect.

7.     On the basis of the above assumptions and subject to the qualifications set out below, having considered the Documents listed above and having regard to all relevant laws of Luxembourg, we are of the opinion that:

7.1.	The Company is a public limited liability company (société anonyme) duly incorporated and existing in Luxembourg. The Company possesses the capacity to be sued and to sue in its own name.

7.2.	The Company has all the necessary corporate power and authority to issue and deliver the Notes within the limits of, and subject to other utilisations of, the authorised envelope referred to in the Officers’ Certificate, and the Company has taken all necessary corporate action, and no other action is required to be taken, to authorise the issuance and delivery of the Notes.

7.3	We express no opinion on the legality, validity or enforceability of the Notes under the laws of New York.

8.     This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors. Insofar as the foregoing opinions relate to the existence of the Company, they are based solely on the Articles, the Extract and the searches described above in section 4. However such searches are not capable of conclusively revealing whether or not any bankruptcy (faillite), compulsory liquidation (liquidation judiciaire), re-organization, reconstruction or reprieve from payment (sursis de paiement) proceedings, controlled management (gestion contrôlée) or composition with creditors (concordat) proceedings or voluntary dissolution and dissolution and liquidation proceedings have been initiated and the relevant corporate documents (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver, manager, administrator or administrative receiver) may not be held at the RCS and there may be a delay in the relevant notice appearing on the files of the relevant party.

9.     This opinion speaks as of its date and is strictly limited to the matters stated herein and does not extend to, and is not to be read as extending by implication to, any other matters. In this opinion Luxembourg legal concepts are translated into English terms and not in their original French terms used in Luxembourg laws. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion is governed by Luxembourg law and the Luxembourg courts shall have exclusive jurisdiction thereon.

10.     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Report on Form 6-K filed by the Company and incorporated by reference into the Registration Statement and to the use of our name in the prospectus supplement dated February 23, 2012, under the heading “Validity of Notes,” as counsel for the Company. In giving this consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement, including this Exhibit 5.1, within the meaning of the term “expert” as used in the United States Securities Act or the rules and regulations of the Commission thereunder. The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Yours faithfully,

ELVINGER, HOSS & PRUSSEN

By:	/s/ Philippe Hoss
Philippe Hoss